Exhibit A

 August | 2022  Investor Update

 DISCLAIMER  This presentation has been prepared by Ceragon Networks Ltd. (“Ceragon” or the “Company”) for informational purposes only. This presentation is proprietary to the Company and may not be reproduced (in whole or in part) nor summarized, passed, distributed, disseminated and/or copied without the prior written consent by the Company.  Ceragon Networks® and FibeAir® are registered trademarks of Ceragon in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.  This presentation does not constitute a proposal and/or an offer and/or invitation to acquire and/or to be issued shares or any other securities by the Company and/or to engage in any transaction.  This presentation has been prepared to provide summary information to its recipients, but it does not, however, purport to present all material information regarding the Company and/or the subject matter thereof, and it is not a substitute for a thorough review of Ceragon’s public filings with the Securities and Exchange Commission (“SEC”) and the information and documents incorporated by reference from other documents that we file with the SEC. This presentation does not pretend to present or reflect the full and complete information as published with the SEC, and should be read together with such filings with the same care. In particular, the Company makes no warranty, representation, assurance or inducement, express or implied, as to adequacy, sufficiency, or freedom from defect of any kind of information contained herein. This presentation includes a summary of the issues addressed therein, in the context at which they appear, and not the full information that the Company has or have published on those matters. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE COMPANY’S SEC FILINGS, CERAGON DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND THE RECIPIENTS/READERS HEREOF ACKNOWLEDGE AND AGREE THAT THEY ARE NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF CERAGON OTHER THAN THOSE SET FORTH IN THE COMPANY’S PUBLIC SEC FILINGS.  Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. This presentation contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon's business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.  Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon's future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks, Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia's invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon's most recent Annual Report on Form 20-F and in Ceragon's other filings with the Securities and Exchange Commission.   Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.  Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.  Ceragon will not be responsible for any consequences resulting from the use of this presentation as well as the reliance upon any opinion or statement contained herein or for any omission.  Additional Information. Ceragon has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the 2022 Extraordinary General Meeting of Ceragon Shareholders (the “2022 Extraordinary General Meeting”). CERAGON SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Ceragon with the SEC without charge from the SEC’s website at www.sec.gov.  © Ceragon Networks Ltd. All rights reserved.

# AVIAT'S HOSTILE TAKEOVER ATTEMPT IS NOT IN THE BEST INTEREST OF CERAGON SHAREHOLDERS

**CERAGON WILL CONSIDER ANY VIABLE PATH TO MAXIMIZE SHAREHOLDER VALUE, INCLUDING A POTENTIAL COMBINATION WITH AVIAT, THAT DELIVERS FULL FAIR AND CERTAIN VALUE TO CERAGON**

*Ceragon has met with Aviat many times in good faith to explore a potential combination, and has never opposed a fairly valued, fully financed transaction with Aviat or anyone else*

**AVIAT'S SLIGHTLY IMPROVED INDICATION DOES NOT DELIVER FULL, FAIR AND CERTAIN VALUE TO CERAGON'S SHAREHOLDERS**

*Low-ball indication does not reflect Ceragon's business trajectory, and we have serious concerns regarding Aviat's ability to deliver firmly committed financing in the current market environment*

**AVIAT IS TRYING TO DEPRIVE CERAGON SHAREHOLDERS FROM THE UPSIDE IN THE BUSINESS WITH THEIR LOW-BALL, HIGHLY CONDITIONAL IOI**

*$179 million of bookings in 1H'22, including $39 million in North America – taking market share in Aviat's backyard*

**CERAGON'S BOARD IS FAR SUPERIOR THAN AVIAT'S HAND-PICKED NOMINEES TO PROTECT THE INTERESTS OF CERAGON'S SHAREHOLDERS**

*Given that Aviat's nominees do not have the requisite expertise to lead a sophisticated, market-leading telecom company, we can only infer that they were nominated solely to force a low-ball, highly conditional sale to Aviat*

**WE URGE SHAREHOLDERS TO PROTECT THEIR INVESTMENT BY VOTING ONLY ON THE WHITE PROXY CARD AGAINST AVIAT'S ATTEMPT TO TAKE CONTROL OF THE BOARD AND IGNORING AVIAT'S GOLD PROXY CARD**

1

# SETTING THE RECORD STRAIGHT REGARDING AVIAT'S MISLEADING CLAIMS

| AVIAT'S CLAIM | THE FACTS |
|---|---|
| *"Ceragon has done everything possible to avoid striking a deal with Aviat…"[1]* | • February 15, 2022: Aviat begins to buy Ceragon shares in preparation for a hostile campaign<br>• April 17, 2022: Aviat submits an IOI without disclosing its accumulated stake<br>• June 22, 2022: Ceragon and Aviat meet to discuss the terms of an acquisition of Ceragon<br>• June 28, 2022: Six days after the meeting with Ceragon, **Aviat launches its hostile attack**<br>• **It is now clear that Aviat's disingenuous positioning at the June meeting was merely a ruse for Aviat's low-ball, highly conditional bid** |
| *"… [Aviat's] proposal provides compelling immediate and certain value."[2]* | • Many of our shareholders that we have spoken with believe that Aviat's Revised IOI is well below the value of Ceragon, and our research analysts agree:<br>  • *"We think a price under 1.0x EV/S is viewed as a **low-ball offer*** (Needham & Company, 6/28/22)<br>  • *"… shares of CRNT should trade at an [TEV] / 2022E revenue multiple of **1.5x**"* (Aegis Capital, 8/1/22) |
| *" [Aviat has] the financing capability to complete [a transaction]"[1]* | • Aviat has not been willing to provide adequate deal protections to address concerns that they can finance a transaction<br>• Aviat has **never provided** evidence of financing with a **firm** dollar amount that was not **highly conditional** and subject to market conditions, or with sources & uses showing how it would finance an acquisition |

1. Aviat Networks Letter 7/21/22
2. Aviat Networks Letter 6/27/22

2

# SETTING THE RECORD STRAIGHT REGARDING AVIAT'S MISLEADING CLAIMS

| AVIAT'S CLAIM | THE FACTS |
|---|---|
| *"[Ceragon's] board members dug in their heels resorting to delay tactics that seem intended to keep their board seats and jobs…]"[1]* | • Ceragon has met with Aviat multiple times over the past few years to explore a potential combination, most recently with members of our Board; Aviat, on the other hand, **began stealthily accumulating shares as early as February 15th** – in the midst of our negotiations – to **set up their hostile bid**<br>• Absent significantly improved value and deal certainty, we can only continue to believe that Aviat's goals are to **disparage Ceragon, damage our business and to take control of our Board**<br>• Ceragon has never opposed a **fairly-valued** transaction with Aviat or anyone else, and will continue to consider all opportunities, including a potential combination with Aviat, that deliver **full, fair and certain value** to Ceragon's shareholders<br>• **Our directors** have robust track records of **supporting M&A** that deliver fair value to shareholders, and our willingness to continually meet with Aviat to negotiate a transaction belie Aviat's claims |
| *"We have proposed to… elect five highly qualified, independent directors who will be better able to represent the interests of all Ceragon shareholders…"[2]* | • Aviat's goal is to put its **hand-selected, inexperienced** Board nominees in charge of its principal competitor and to force an acquisition of Ceragon at a deeply depressed price – **to Aviat's benefit**<br>• **Aviat's nominees** would leave Ceragon with a **weak, inexperienced** Board that will not be able to effectively oversee the Company's strategy<br>• Aviat tries to attack our three directors based on Ceragon's stock performance, however **three of Aviat's nominees** do not have any measurable track record given their **lack of public board experience**, another sits on **way too many boards** and the last **destroyed value by 80%** relative to the S&P 500 on his only Board<br>• Moreover, Aviat has launched their proxy fight in **violation of our shareholder-approved articles**, which **do not** permit the appointment of five directors at the upcoming EGM, and issued a proxy statement and a gold proxy card for the EGM that have **no legal basis** |

1. Aviat Networks Letter 7/12/22
2. Aviat Networks Letter 7/18/22

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 AVIAT’S REVISED INDICATION DOES NOT DELIVER FULL, FAIR AND CERTAIN VALUE TO CERAGON’S SHAREHOLDERS

# AVIAT'S REVISED INDICATION CONTINUES TO SIGNIFICANTLY UNDERVALUE CERAGON, AND OUR RESEARCH ANALYSTS AND SHAREHOLDERS AGREE

- Implied multiples are below precedent transaction and public company trading multiples
- Indicative price is well below every research analyst price target and the average of $5.08

| | |
|---|---|
| AEGIS CAPITAL CORP.<br>**BUY - $6.00**<br>**+95% to IOI** | "We continue to believe that ***positive mix shift to 5G bookings*** will ***represent a key driver*** for both ***top line growth*** as well as ***margin expansion*** opportunity for Ceragon longer term" – **8/1/22**<br>"… we believe shares of CRNT ***should trade at an Enterprise Value/ 2022E revenue multiple of 1.5x***" – **8/1/22** |
| Needham<br>**BUY - $5.25**<br>**+70% to IOI** | "We think revenue growth will accelerate, profitability will improve, and ***the multiple will appreciate***" – **8/1/22**<br>"Ceragon has designed the products to be ***much lower cost*** and ***higher margin***… a very ***large cost advantage***" – **8/1/22**<br>"The ***deal price needs to come up*** to be completed" – **7/19/22**<br>"We think a price under 1.0x EV/S is viewed as a ***low-ball offer***" – **6/28/22** |
| OPPENHEIMER<br>**OUTPERFORM - $4.00**<br>**+30% to IOI** | "We're encouraged by Ceragon's ***steady execution and gross margin improvement*** … ***see potential for stronger results/upside*** as supply chain/shipping constraints ease and newer drivers ramp" – **8/1/22**<br>"The merger would come with a ***high degree of execution risk***, especially from a product / portfolio-integration perspective" – **7/18/22** |

**Many of our shareholders that we have spoken with believe that Aviat's Revised IOI is well below the value of Ceragon**

Source: Wall Street research; FactSet; Bloomberg

5

# AVIAT'S REVISED IOI <u>STILL DOES NOT</u> DELIVER FULL, FAIR AND CERTAIN VALUE TO CERAGON'S SHAREHOLDERS

- **Aviat's slightly Revised IOI of $3.08 <u>significantly undervalues</u> Ceragon**
  - Aviat's Revised IOI is not a legal, binding commitment to buy Ceragon's shares, and any of their "terms" are subject to change if their director nominees are elected to control Ceragon's Board (as they have done by dropping the price versus their November IOI)
- **Aviat wants to be able to enter into an agreement <u>without adequate deal protections</u>**
  - On multiple occasions, including with Ceragon and another company with which our directors are involved, Aviat **<u>abandoned negotiations</u>** after the companies had exchanged confidential and sensitive information and had drafted a near-final agreement
  - When we last met with Aviat in June, they had proposed a reverse termination fee that was well **<u>below market precedents</u>**, particularly as compared to transactions involving close competitors
  - We communicated that we needed **<u>appropriate deal protections</u>** to ensure Ceragon's shareholders would be protected in the event Aviat were to try to walk away from an agreement – we indicated that we would be willing to further negotiate deal protection matters as we continued our discussions
  - Aviat agreed at that June meeting to provide a due diligence list – instead of providing that list and continuing negotiations, Aviat responded with a **<u>public campaign</u>** six days later
- **Despite Aviat's claims, they <u>have not demonstrated</u> an ability to finance a potential acquisition**
  - Aviat has not provided any evidence that they are capable of financing a transaction in the **<u>current market environment</u>** in which leveraged transactions frequently have been cancelled
  - Aviat has never provided evidence of financing with a **<u>firm dollar amount</u>** that was not highly conditional or subject to market conditions
  - Aviat has not provided **<u>sources and uses</u>** demonstrating how it would finance an acquisition of Ceragon

6

 CERAGON’S BOARD AND MANAGEMENT WILL CONSIDER ANY VIABLE PATH TO ENHANCE THE VALUE OF CERAGON FOR OUR SHAREHOLDERS   Since 2017, Ceragon has met with Aviat on many occasions in good faith to discuss a potential transaction  Unfortunately, none of those discussions resulted in a transaction that would serve the best interests of Ceragon’s shareholders  Most recently, we met with Aviat on June 22, 2022 in Israel to discuss the terms of an acquisition of Ceragon  Coming out of this meeting, our management team and Board members in attendance believed we were continuing private negotiations in good faith  Six days later, rather than continuing good-faith discussions, as we expected, and without warning, Aviat announced a hostile offer to acquire Ceragon and take control of the Ceragon Board  Ceragon subsequently engaged Evercore as financial advisor and Shibolet and Latham & Watkins as legal counsel  After a careful review conducted in consultation with its independent financial and legal advisors, Ceragon’s Board unanimously concluded that Aviat’s initial unsolicited IOI at $2.80 significantly undervalues Ceragon and is not in the best interest of shareholders  In addition, Ceragon’s Board has also concluded that Aviat’s Revised IOI at $3.08 continues to significantly undervalue Ceragon on a variety of financial metrics, including precedent transaction and public company trading multiples research analyst price targets  Ceragon is willing to meet with Aviat to continue discussing a potential combination, but only in a transaction that delivers full, fair and certain value to Ceragon shareholders  Unless otherwise proven, it is evident that Aviat’s disingenuous positioning at the June meeting was merely a ruse for Aviat’s low-ball, highly conditional bid  FEBRUARY 15  Aviat stealthily begins to accumulate Ceragon shares  JUNE 22  Ceragon meets with Aviat to discuss a combination  JUNE 28  Aviat launches a hostile bid without warning  4

 AVIAT IS TRYING TO DEPRIVE CERAGON SHAREHOLDERS FROM THE UPSIDE IN THE BUSINESS

# CERAGON IS THE PREMIER WIRELESS TRANSPORT SOLUTIONS PROVIDER

## INNOVATIVE MARKET LEADER IN 4G & 5G NETWORKS

2021 GLOBAL SHARE OF BEST-OF-BREED SOLUTIONS (UNITS)



Ceragon 25%
Huawei 17%
NEC 13%
Ericsson 10%
SIAE 9%
Aviat 7%
Nokia 5%
Other 14%

***BEST-OF-BREED IN WIRELESS TRANSPORT SOLUTIONS***

**2,000+**
Total Customers

**1+ Million**
Systems Deployed

**150+**
Countries

**460+**
Service Providers

## CUSTOMERS SELECT CERAGON AS A TRUSTED, TECH-ADVANCED PROVIDER

**Average Customer Relationship: 10+ Years**

***Recently selected as the provider of 5G wireless transport solutions in America's first cloud-native 5G network***

*"As we announced earlier today, **we signed a contract with DISH** and started receiving orders worth multimillion dollars. **DISH will leverage our ultra-high capacity IP-50C microwave and IP-50E millimeter-wave transport solutions to support its nationwide 5G rollout**. We will also provide them with deployment services for a smooth rollout and network asset management. **DISH is America's first cloud-native 5G network service provider, and we feel proud to be their partner of choice.**" – Doron Arazi, President & CEO, (5/2/2022)*

Source: Company analysis; SkyLight Research, Feb 2022

We do not intend our use or display of other companies' trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder

9

# CERAGON'S CONTINUED TRANSFORMATION POSITIONS THE COMPANY TO ACCELERATE REVENUE GROWTH AND ENHANCE MARGINS

## STRONG FOUNDATIONAL CORE BUSINESS

- 4G and 5G software and hardware solutions with deep penetration of Tier 1 & 2 customers
- Prominent global independent wireless transport vendor
- Strong innovative culture generating cutting edge technological capabilities
  - First to market with virtual indoor unit that can also serve as a cell site router
  - Proprietary chip design capabilities – our next-gen SOC is expected to be three years ahead of the competition
- Leading and growing market share of best-of-breed products
- Market leader of the fast-growing all-outdoor segment since 2013

## EXPANDED GROWTH VECTORS

- Sustained growth in core business with innovative next-gen solutions for global carriers
- Continued growth in the higher-margin North American market (26% of 2Q'22 bookings)
  - Increasing our growth among Tier 1 operators as part of 5G rollout – Ceragon is the **#1 wireless transport vendor in North America for Tier 1 operators**
  - Increased infrastructure in rural broadband expected to drive growth among small carriers, private networks and wireless broadband providers in multiple domains
- New initiatives in place are expected to contribute to higher-margin, recurring revenue solutions in Managed Services, Software Tools and Disaggregated Cell Site Routing

## SIGNIFICANT MOMENTUM AMONG U.S. TIER 1 SERVICE PROVIDERS

### CERAGON MARKET SHARE OF U.S. TIER 1 LICENSED LINKS

| 2019 | 2022 YTD |
|---|---|
| **19%** | **51%** |
| Aviat: 16% | Aviat: 6% |

## ACCELERATED GROWTH IN NORTH AMERICA

**2019 BOOKINGS**



North America 15%
Europe 16%
Africa 10%
India 16%
APAC (ex. India) 18%
Latin America 25%

**2Q'22 BOOKINGS**



North America 26%
Europe 13%
Africa 5%
India 26%
APAC (ex. India) 12%
Latin America 19%

Source: Company analysis; FCC Universal Licensing System, July 2022; SLR Research, June 2022

10

# STRONG UNDERLYING INDUSTRY GROWTH TRENDS

## Wireless Transport Growth

- **~4%** CAGR expected in global microwave radio revenue
- Millimeter wave quickly replacing shorthaul microwave, growing at a **~25%** CAGR, and is expected to comprise ~50% of the market by 2026



Global MW and mmW Revenue ($bn)
$2.8
$3.3
15%
66%
19%
9%
44%
47%
2021
2026
Millimeter Wave
Short Haul Microwave
Long Haul Microwave

## Massive Growth in IP Traffic

- **27%** CAGR from 2021 - 2027 expected for total mobile network traffic
- Carriers in early innings of 5G upgrade cycle globally
- Strong equipment / system refresh cycle on the back of massive global 5G spectrum investments



Global 5G Adoption
8.0%
25.0%
2021
2025

## Growth in Rural Broadband and Fixed Wireless

- **~$65bn** for broadband infrastructure bill with stimulus being deployed starting in 2023
- Fixed wireless broadband expected to increase to >50% net adds by 2025



Fixed Wireless as a % of U.S. Broadband Net Adds
22.6%
54.7%
2021
2025

## Growth of Private Networks

- Preferred to public networks because of lower latency, enhanced security and increased reliability
- Enabled by CBRS, network slicing and 5G technology



Worldwide Private 5G Infrastructure Spending ($bn)
'21A - '24E CAGR: 32.7%
$1.8bn
$5.7bn
2021
2024

Source: GSMA "The Mobile Economy 2022"; Evercore ISI (2/13/22); IDC "Worldwide Private LTE / 5G Infrastructure Forecast, 2020-2024" report; Ericsson Mobility Report 2022, SLR August 2021

11

 Ceragon’s Rapid growth in north America – AVIAT’S BACKYARD  . . . TRANSLATING INTO STRONG BOOKINGS MOMENTUM . . .  CERAGON HAS BECOME A CLEAR LEADER AMONG U.S. TIER 1 SERVICE PROVIDERS . . .  Market Share of U.S. Tier 1 Licensed Links   (2022 YTD)  Ceragon North American Bookings as a % of Total Bookings  Recent wins include Dish Wireless and final trial stages of a front-haul solution for a top three national wireless carrier  Initial wins in private networks driven by new customers in North America  . . . TO MAKE NORTH AMERICA CERAGON’S NEARLY LARGEST GEOGRAPHIC MARKET BY BOOKINGS  Ceragon Annual North America Bookings ($mm)  Source: FCC Universal Licensing System, July 2022  10

 Superior, in-house technology capabilities serve customer needs with customizable solutions  New, advanced technologies already gaining traction   First to market with virtual indoor unit that can also serve as a cell site router – accessing a new ~$2 billion addressable market  Expanded suite of revolutionary IP-50 products using our newly developed radio chip expected to be launched in 2023 – expected to reduce system BOM costs by ~40% and enable market share gains and enhanced margins  Ceragon is the industry leader of chip development with a successful track record of developing five generations of chipsets  Relative to competition, our industry-leading next-gen SOC is expected to . . .  . . . be three years ahead of the market  . . . enable lower cost of products  . . . be developed in-house by an experienced, proven R&D team rather than sourced  TRACK RECORD OF DEVELOPING SUPERIOR PROPRIETARY TECHNOLOGY, EXPECTED TO DRIVE CONTINUED GROWTH AND MARGIN EXPANSION  “Ceragon's technology advantage is widening as they are delivering significant advances in technology which the competitors lack” – Needham (6/28/22)  11

 DISRUPTION IN THE MARKET DRIVES OUR BUSINESS  CAGR: ~8%   CAGR: ~8%   Disruption  Historical  Guidance  Revenue ($mm)  COVID  Management  Doron Arazi   serves as CFO  Doron Arazi   rejoins as CEO  12

 STRONG CORE WITH NEW STRATEGIC GROWTH DOMAINS UNDERWAY TO DRIVE LONG-TERM REVENUE GROWTH AND MARGIN EXPANSION  Source: GigaOm 2022; Omdia 2022; AKT Feb 2022  Note: Our guidance is subject to potential downsides and upsides as we continue to address supply chain challenges facing the industry  $300–315MM  2022 Revenue  $325–345MM  2023 Revenue  CORE  GROWTH ENGINES  Opportunity to disrupt the rapidly growing disaggregated CSR market – expected to grow to $400MM by 2024 – with our new IP-50FX product  216 units booked with average gross margins higher than overall gross margins  Growing recurring revenue stream with high predictability   Continued mix shift to software is expected to generate high-margin recurring revenue and support growth in managed services  ~$8MM of managed services bookings for 1H’22, ~40% higher than all of 2021  26% of total bookings in 2Q’22  Strong momentum supported by a top-three mobile carrier in the U.S. and final stages of front-haul solutions trial for another top-three carrier   Build on initial wins in private networks following change in go-to-market strategy  Recovery from temporary headwinds (incl. COVID) to accelerate backlog conversion into revenue and enhanced margins  Offsetting actions have been executed to improve: contract terms, product design, component shortage management, shipment processes, contract manufacturing, and more  Enhanced suite of IP-50 products, targeting ~40% reduced system BOM   Next-gen products based on the new SOC that is soon to be productized  Technological Innovation  North American Infrastructure  Managed Services &   Software Tools  Cell Site Routing  GUIDANCE  5-YEAR TARGETS  ~$500MM  Total Revenue  34-36%  Gross Margin (At least)  Supply Chain Normalization  13

 CERAGON’S BOARD IS FAR SUPERIOR THAN AVIAT’S HAND-PICKED NOMINEES TO PROTECT THE INTERESTS OF CERAGON’S SHAREHOLDERS

 CERAGON’S DIRECTORS ARE HIGHLY QUALIFIED WITH THE NECESSARY SKILLS AND EXPERIENCE TO LEAD THE COMPANY. . .  Ira Palti (VC)  Former President &   CEO, Ceragon Networks  Yael Langer  General Counsel, RAD   Data Communications  Rami Hadar  Managing Partner,   Claridge Israel  Shlomo Liran  Former CEO, TRE   Sweden & Denmark  David Ripstein  CEO, SatixFy Communications  Ilan Rosen  Managing Director, HarbourVest Partners  Telecom  Experience  Source: FactSet; BoardEx; Company filings  2021 Addition        14  Ira, Yael and David are independent contributors with extensive telecom, public board and finance experience  Public Company Board  Experience  CTP Systems  Teledata  Teledata  Native Networks  Zohar Zisapel (C)  Co-Founder & Investor in various Communication, Cyber, and AutoTech companies

 . . . AND ARE PROVEN VALUE CREATORS WITH DECADES OF EXPERIENCE SUPPORTING M&A TRANSACTIONS   Value Creation / M&A Experience  CTP Systems  sale to  DSP Communications  Source: FactSet; BoardEx; Company filings  15  +131% TSR  +49% TSR  +481% TSR  +118% TSR  +39% TSR  sale to  Combox  Native Networks  sale to  Elxys Innovations  acquisitions of  sale to  Elxys Innovations  acquisitions of  reverse merger with  Tdsoft  SPAC merger with  Zohar Zisapel (C)  Co-Founder & Investor in various Communication, Cyber, and AutoTech companies  Ira Palti (VC)  Former President &   CEO, Ceragon Networks  Yael Langer  General Counsel, RAD   Data Communications  Rami Hadar  Managing Partner,   Claridge Israel  Shlomo Liran  Former CEO, TRE   Sweden & Denmark  David Ripstein  CEO, SatixFy Communications  Ilan Rosen  Managing Director, HarbourVest Partners  sale to  Stis Coman  sale to  sale to  SANRAD  RND  sale to  sale to  acquisitions of  Epshion  IPO  Elxys Innovations  acquisitions of  IPO  IPO  sale to  sale to  IPO  +112% TSR  +68% TSR  sale to  sale to  acquisitions of  Kibbutz Yotvata  Elite Coffee To Go  sale to  sale to  acquisitions of   acquisition of   Teledata  +311% TSR

 AVIAT’S NOMINEES LACK THE NECESSARY EXPERIENCE AND QUALIFICATIONS TO EXECUTE CERAGON’S STRATEGIC VISION . . .   Aviat’s Dissident Nominees  Michelle Clayman  Paul   Delson  Jonathan   Foster  Dennis Sadlowski  Craig   Weinstock  Founder, Managing Partner & Chief Investment Officer of New Amsterdam Partners  Vice President & General Counsel, Troy Corp.  Founder & Managing Director, Current Capital Partners  Former CEO, CECO Environmental  Senior Vice President & General Counsel, National Oilwell Varco  O  O  O  O  O  O  O  O  O  P  P  P  O  Overboarded  (80)% TSR1  100%  7/7  100%  7/7  100%  7/7  Telecom Experience  Public Company Board  M&A / Strategic Alternatives  Source: FactSet; BoardEx; Company filings  TSR relative to S&P 500 over the period between May 2016 and July 2020, including reinvestment of dividends  VS.  Ceragon’s   Board  Combined  0%  0/5  40%  2/5  60%  3/5  Aviat seemingly picked its candidates with little regard to Ceragon’s business  16

 . . . AND WERE NOMINATED IN A “TROJAN HORSE” MANNER TO CONTROL CERAGON’S BOARD AND FORCE A LOW-BALL SALE TO AVIAT  Aviat’s director nominees do not satisfy the criteria established by our Nomination Committee or that an objective third-party would deem relevant for a telecom company – their 5 director candidates have:  No relevant telecom expertise  No adequate public company board experience relevant to the Ceragon Board  Three candidates have never served on a public company board  Jonathan Foster already serves on four public company boards, and he would be considered over-boarded if he joins the Ceragon Board  Dennis Sadlowski oversaw substantial value destruction of more than (80)% relative TSR2 while serving as a director (and CEO) of CECO Environmental  The fact that these candidates have not been selected to join the boards of telecom companies, or generally other public companies, is especially telling  AVIAT’S HAND-PICKED CANDIDATES ARE UNQUALIFIED  AVIAT’S PROXY FIGHT VIOLATES CERAGON’S ARTICLES  Aviat’s proxy fight to control Ceragon’s Board by removing three Ceragon directors and replacing them with five new director candidates hand-picked by Aviat is a violation of our shareholder-approved Articles  Ceragon’s Articles unequivocally state that Aviat cannot legally appoint five new directors at the upcoming EGM  Rather, Aviat can only call for the removal of Ceragon’s directors, and in the event all removals are approved by our shareholders, appoint up to three new directors to fill any created vacancies1  Further, their proxy statement and gold proxy card were issued without legal basis  Source: FactSet; BoardEx; Company filings  Based on the Articles, vacancies can only be filled at the EGM if the number of directors falls below the minimum of five  TSR relative to S&P 500 over the period between May 2016 and July 2020, including reinvestment of dividends  We believe Aviat launched their campaign to take control of Ceragon’s Board and force a sale at favorable terms to Aviat and harm a competitor by putting inexperienced directors in charge of executing Ceragon’s strategy  If Aviat takes control of the Board, Aviat can reduce their price (again), execute a deal that allows Aviat to walk away if unable to secure financing and destroy Ceragon from inside the Boardroom  AVIAT’S “TROJAN HORSE” CAMPAIGN  17

# WE URGE SHAREHOLDERS TO VOTE THE "WHITE CARD" AGAINST AVIAT'S HOSTILE PROXY CAMPAIGN TO TAKE CONTROL OF CERAGON'S BOARD

| | | | |
|---|---|---|---|
| 1 | **WILL CERAGON CONSIDER ALL OPPORTUNITIES TO ENHANCE SHAREHOLDER VALUE?** | ***YES*** | *Ceragon has never been opposed to a transaction that is fairly valued and fully financed* |
| 2 | **IS CERAGON OPPOSED TO A COMBINATION WITH AVIAT?** | ***NO*** | *Ceragon has met with Aviat many times in good faith to explore a potential combination – we remain open to exploring a transaction with Aviat or anyone else* |
| 3 | **DOES AVIAT'S REVISED INDICATION FULLY VALUE CERAGON AND ITS UPSIDE OPPORTUNITY?** | ***NO*** | *Aviat's revised indication continues to significantly undervalue Ceragon, does not capture Ceragon's business trajectory and is highly conditional (particularly in the current market environment)* |
| 4 | **WILL AVIAT'S HAND-PICKED NOMINEES PROTECT THE INTERESTS OF CERAGON'S SHAREHOLDERS?** | ***NO*** | *Aviat's unqualified director candidates are seeking to take control of Ceragon to execute a sale to Aviat at a low-ball "price" and/or destroy Ceragon from the inside* |
| 5 | **IS CERAGON'S BOARD BETTER EQUIPPED THAN AVIAT'S NOMINEES?** | ***YES*** | *Ceragon's fit-for-purpose board has significant relevant industry and M&A expertise whereas none of Aviat's nominees have telecom experience or appropriate public board experience* |

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